Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258318

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated August 10, 2021)

1,958,892 shares of Common Stock

This prospectus supplement supplements the prospectus dated August 10, 2021, relating to the offer and resale by the selling stockholders identified in this prospectus supplement of up to an aggregate of 1,958,892 shares of our common stock issuable upon the exercise of warrants to purchase 1,958,892 shares of our common stock, or the Warrants.

You should read this prospectus supplement, together with the related prospectus and the additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” carefully before you invest in any of our securities.

Our common stock is listed on The Nasdaq Capital Market under the symbol “PALI.” On July 22, 2022, the last reported sale price of our common stock was $0.39 per share.

This investment involves a high degree of risk. See “Risk Factors” on page 9 of the prospectus and any similar section contained in the documents that are incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 29, 2022.

The following information is provided to update the Selling Stockholders table in the prospectus to reflect the transfers by Altium Growth Fund, LP of (i) warrants to purchase 979,446 shares of common stock to Bigger Capital Fund, LP and (ii) warrants to purchase 979,446 shares of common stock to entities affiliated with Warberg Asset Management.

SELLING STOCKHOLDERS

This prospectus supplement and the prospectus relate to the resale of 1,958,892 shares of common stock which are issuable upon the exercise of Warrants held by the selling stockholders identified below to permit such selling stockholders, or their permitted transferees or other successors-in-interest that may be identified in a supplement to the prospectus or, if required, a post-effective amendment to the registration statement of which this prospectus supplement and the prospectus are a part, to resell or otherwise dispose of these shares in the manner contemplated under the section entitled “Plan of Distribution” in the prospectus (as may be supplemented and amended).

The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling stockholders. As a result, we cannot estimate the number of shares of common stock each of the selling stockholders will beneficially own after termination of sales under this prospectus supplement. In addition, the selling stockholders may have sold, transferred or otherwise disposed of all or a portion of its shares of common stock since the date on which it provided information for this table.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to our common stock. Generally, a person “beneficially owns” shares of our common stock if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days.

Under the terms of the Equity SPA, the selling stockholders may not release shares of our common stock from escrow to the extent such delivery would cause the selling stockholders, together with their affiliates, to beneficially own a number of shares of common stock which would exceed 9.99% of our then outstanding common stock following such delivery, excluding for purposes of such determination common stock held in escrow which have not been delivered to the selling stockholders. The number of shares in the second column reflect this limitation.

Under the terms of the Warrants, the selling stockholders may not exercise the Warrants to the extent such exercise would cause the selling stockholders, together with their affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding common stock following such exercise, excluding for purposes of such determination common stock issuable upon exercise of the Warrants which have not been exercised. The number of shares in the second and fourth columns and the percentage in the fourth column reflect this limitation.

The information in the table below and the footnotes thereto regarding shares of common stock to be beneficially owned after the offering assumes the exercise of the Warrants by the selling stockholders and sale of all shares being offered by the selling stockholders under this prospectus supplement. Information contained in the table below and the footnotes thereto is based upon information provided to us by the selling stockholders and has not been independently verified by us. The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their warrant shares or other securities since the date on which the information in the table below is presented. Information about the selling stockholders may change over time. The percentage of shares owned prior to and after the offering is based on 21,880,169 shares of common stock outstanding as of June 29, 2022.

	Before Offering				After Offering
Name and Address	Number of Shares Beneficially Owned		Number of Shares Offered		Number of Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned
Bigger Capital Fund, LP(2) 2250 Red Springs Drive Las Vegas, NV 89135	979,446	(3)	979,446	(4)	—	—
Entities affiliated with Warberg Asset Management(5) 716 Oak Street Winnetka, IL 60093	981,113	(6)	979,446	(7)	1,667	—

(1)	Assumes the exercise of the Warrants and sale of all shares available for sale under this prospectus supplement and no further acquisitions of shares by the selling stockholder.
(2)	Michael Bigger is the Managing Member of Bigger Capital GP, LLC, the General Partner of Bigger Capital Fund, LP (“Bigger Capital”), and has voting and dispositive power over the shares held by it.
(3)	Consists of 979,446 shares of common stock issuable upon the exercise of the July Warrants and Bridge Warrants held by Bigger Capital.
(4)	Consists of 979,446 shares of common stock issuable upon the exercise of the July Warrants and Bridge Warrants held by Bigger Capital.
(5)

Warberg Asset Management LLC is the General Partner of Warberg WF IX LP and Warberg WF X LP and may be deemed to have sole voting and dispositive power with respect to these securities. Jonathan Blumberg and Daniel Warsh are the principals and/or managers of such funds and may be deemed to have sole voting and dispositive power with respect to these securities.

(6)

Consists of 491,390 shares of common stock issuable upon the exercise of warrants held by Warberg WF IX LP and 489,723 shares of common stock issuable upon the exercise of warrants held by Warberg WF X LP.

(7)

Consists of 489,723 shares of common stock issuable upon the exercise of the July Warrants and Bridge Warrants held by Warberg WF IX LP and 489,723 shares of common stock issuable upon the exercise of the July Warrants and Bridge Warrants held by Warberg WF X LP.